UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   WENDELL P. CROSSER
   701 5th Ave


   Des Moines, IA  50391-2003
2. Issuer Name and Ticker or Trading Symbol
   ALLIED Life Financial Corporation (ALFC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   10/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President & Treasurer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  10/01/98    F    V   129.0000      D  $29.5000                    D  Direct
Common Stock                                  10/01/98    F    V   94.0000       D  $29.5000                    D  Direct
Common Stock                                  10/01/98    U        0.6229        D  $30.0000                    D  Direct
Common Stock                                  10/01/98    U        9,640.0000    D  $30.0000                    D  Direct
Common Stock                                  10/06/98    M        8,000.0000    A  $21.8203                    D  Direct
Common Stock                                  10/06/98    M        7,500.0000    A  $18.0000                    D  Direct
Common Stock                                  10/06/98    M (1)    88.0000       A  $12.8750                    D  Direct
Common Stock                                  10/06/98    D (1)    88.0000       D  $29.6563                    D  Direct
Common Stock                                  10/06/98    M (1)    88.0000       A  $15.2500                    D  Direct
Common Stock                                  10/06/98    D (1)    88.0000       D  $29.6563                    D  Direct
Common Stock                                  10/06/98    M (1)    87.0000       A  $15.2500                    D  Direct
Common Stock                                  10/06/98    D (1)    87.0000       D  $29.6563                    D  Direct
Common Stock                                  10/06/98    M (1)    88.0000       A  $17.6250                    D  Direct
Common Stock                                  10/06/98    D (1)    88.0000       D  $29.6563                    D  Direct
Common Stock                                  10/06/98    M (1)    87.0000       A  $17.6250                    D  Direct
Common Stock                                  10/06/98    D (1)    87.0000       D  $29.6563                    D  Direct
Common Stock                                  10/06/98    M (1)    88.0000       A  $17.6250                    D  Direct
Common Stock                                  10/06/98    D (1)    88.0000       D  $29.6563                    D  Direct
Common Stock                                  10/06/98    S        15,500.0000   D  $29.5988     405.0000       D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
ESOP Convertible Preferred     $0.0000         10/01/98       U                          8,209.4598
Non-Qualified Stock Option     $18.0000        10/06/98       M                          7,500.0000       10/01/98     03/21/07
(right to buy)
Non-Qualified Stock Option     $21.8203        10/06/98       M                          8,000.0000       10/01/98     03/10/08
(right to buy)
SAR                            $12.8750        10/06/98       M (1)                      88.0000          10/01/98     03/31/04
SAR                            $15.2500        10/06/98       M (1)                      88.0000          10/01/98     03/31/05
SAR                            $15.2500        10/06/98       M (1)                      87.0000          10/01/98     03/31/05
SAR                            $17.6250        10/06/98       M (1)                      88.0000          10/01/98     03/22/06
SAR                            $17.6250        10/06/98       M (1)                      87.0000          10/01/98     03/22/06
SAR                            $17.6250        10/06/98       M (1)                      88.0000          10/01/98     03/22/06

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
ESOP Convertible Preferred     10/01/98  Common Stock                   8,209.4598    $30.0000    0.0000        I   by ESOP
Non-Qualified Stock Option     10/06/98  Common Stock                   7,500.0000                0.0000        D   Direct
(right to buy)
Non-Qualified Stock Option     10/06/98  Common Stock                   8,000.0000                0.0000        D   Direct
(right to buy)
SAR                            10/06/98  Common Stock                   88.0000                   0.0000        D   Direct
SAR                            10/06/98  Common Stock                   88.0000                                 D   Direct
SAR                            10/06/98  Common Stock                   87.0000                   0.0000        D   Direct
SAR                            10/06/98  Common Stock                   88.0000                                 D   Direct
SAR                            10/06/98  Common Stock                   87.0000                                 D   Direct
SAR                            10/06/98  Common Stock                   88.0000                   0.0000        D   Direct

Explanation of Responses:

(1)
Exercise of SAR for cash.

SIGNATURE OF REPORTING PERSON
/S/ WENDELL P. CROSSER
DATE